SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                       HOLLYWOOD ENTERTAINMENT CORPORATION
                       -----------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   436141 10 5
                                   -----------
                                 (CUSIP Number)

                                 Mark J. Wattles
                               7945 W. Sahara #205
                             Las Vegas, Nevada 89117
                                  702-804-0079
                                  ------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 21, 2005
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

------------------
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) NAME OF REPORTING PERSON

                  Mark J. Wattles


(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                       (a) |_|
                                                                       (b) |_|


(3) SEC USE ONLY




(4) SOURCE OF FUNDS

                  [PF/OO]


(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                           |_|


(6) CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S. Citizen

                           : (7) SOLE VOTING POWER
                           :       6,137,600
                           ---------------------------------------------------
Number Of Shares           : (8) SHARED VOTING POWER
Beneficially Owned         :
By Each Reporting          ---------------------------------------------------
Person With                : (9) SOLE DISPOSITIVE POWER
                           :       6,137,600
                           ---------------------------------------------------
                           : (10) SHARED DISPOSITIVE POWER
                           :
                           ---------------------------------------------------


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,137,600 shares


(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            |_|



(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.6%

(14) TYPE OF REPORTING PERSON

                  IN

         This Amendment No. 4 (this "Amendment") amends and supplements the Statement on Schedule 13D (the "Statement") filed by Mark J. Wattles on April 7, 2004, as amended by Amendment No. 1 filed on October 15, 2004, Amendment No. 2 filed on January 24, 2005 and Amendment No. 3 filed on February 4, 2005, relating to the beneficial ownership of shares of Common Stock of Hollywood Entertainment Corporation, an Oregon corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Statement, as amended.

         Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement, as amended.

Item 4. Purpose of Transaction.
        ----------------------

         Item 4 is hereby amended and restated in its entirety:

         Mr. Wattles beneficially owns 6,137,600 shares of the Company's Common Stock. Mr. Wattles intends to dispose of up to approximately half of his holdings of Company Common Stock over the next few months in the open market, through private transactions or otherwise for the purpose of financing various business ventures and investments. Mr. Wattles reserves the right to increase or decrease the actual number of shares to be sold. In addition, Mr. Wattles may from time to time dispose of all or a portion of his remaining shares or acquire additional shares in the open market, through private transactions or otherwise.

         Effective February 2, 2005, Mr. Wattles resigned as Chairman and Chief Executive Officer of the Company. Mr. Wattles is not a party to any agreement with either the Company or Movie Gallery, Inc. related to the proposed merger between the Company and Movie Gallery, including any agreement prohibiting him from selling shares of Company Common Stock or requiring him to vote in favor of the proposed merger.

         In the past, Mr. Wattles has had discussions with the Chairman and Chief Executive Officer of Blockbuster regarding the industry and a possible transaction between the two companies, the nature of the combined business and their respective roles in a combined business. In addition, following Mr. Carl Icahn disclosing that he had become a shareholder of the Company, Mr. Wattles has had discussions with Mr. Icahn regarding the industry and possible transactions involving the Company. Prior to sending the letter described in the next paragraph, Mr. Wattles discussed with the Chairman and Chief Executive Officer of Blockbuster, as well as the Chairman of the Special Committee of the Company and the financial advisor of the Company, his intention to send such letter and the general content of such letter.

         On March 21, 2005, Mr. Wattles sent a letter to the Board of Directors of the Company and Blockbuster expressing his interest in acquiring up to 50% of the Company's stores. Mr. Wattles indicated in such letter his belief that the Federal Trade Commission would be more inclined to permit a transaction between the Company and Blockbuster if such a divestiture occurred. In addition, Mr. Wattles indicated that he has had favorable discussions with potential financing sources to fund such a transaction. Mr. Wattles has retained corporate counsel, FTC counsel, and Challenger Capital Group, LTD, as financial advisor, with respect to such potential transaction. A copy of his letter is attached as Exhibit B hereto and incorporated herein by reference.

         In the future, Mr. Wattles may have further discussions with the Company, Blockbuster, Carl Icahn or others regarding a transaction with respect to the Company or some portion of its stores. Such discussions could result in Mr. Wattles' modifying his ownership of the Company's Common Stock or proposing one or more of the other actions described in Item 4(a)-(j) of Schedule 13D. Except as described above, Mr. Wattles has no present intention, understanding or arrangement in connection with any of the transactions described in Item 4(a)-(j) of Schedule 13D. Mr. Wattles reserves the right to formulate other purposes, plans or proposals regarding the Company or the Common Stock of the Company, including one or more of the transactions described in Item 4(a)-(j) of
Schedule 13D.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

        Item 5(a) is hereby amended and restated in its entirety:

        (a) Under the rules and regulations of the Securities and Exchange Commission, Mr. Wattles may be deemed to be the beneficial owner of a total of 6,137,600 shares of the Company's Common Stock. Mr. Wattles' beneficial ownership of the Company's Common Stock represents approximately 9.6% of the Company's issued and outstanding shares. On March 4, 2005, options to acquire 500,000 shares of Company Common Stock expired pursuant to their terms. For the purpose of computing the percentage of outstanding securities beneficially owned, the number of shares issued and outstanding is as of March 11, 2005 and is based on the amount stated in the Company's Form 10-K filed with the Securities and Exchange Commission on March 17, 2005.

         Item 5(c) is hereby amended by addition of the following:

         (c) On March 4, 2005, options to purchase 500,000 shares of Company Common Stock at an exercise price of $18.50 per share expired pursuant to their terms.

Item 7  Exhibits
        --------

Item 7 is hereby amended by addition of the following exhibit:

Exhibit B   Letter dated March 21, 2005 from Mark Wattles to the Board of
             Directors of the Company and Blockbuster Inc.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Dated: March 21, 2005


                                    /s/ Mark J. Wattles
                                    -------------------------------
                                    Mark J. Wattles

                                                               Exhibit B

                              Mark Wattles
                              7945 W. Sahara Avenue
                              Suite 205
                              Las Vegas, NV 89117


Via E-mail and Certified Mail

March 21, 2005

John Antioco
Chairman and Chief Executive Officer
Blockbuster Inc.
1201 Elm Street
Dallas, TX 75270

Doug Glendenning
Chairman of the Special Committee
Hollywood Entertainment
9275 SW Peyton Lane
Wilsonville, OR 97070

Craig Wadler
Advisor to Hollywood Entertainment Special Committee
UBS
1999 Avenue of the Stars
Los Angeles CA 90067

Dear Sirs:

It is my opinion based upon advice I have received from counsel that the FTC would be more inclined to permit a merger between Blockbuster Inc. and Hollywood Entertainment if certain of the Hollywood Video stores that the FTC perceives as more directly competitive to Blockbuster were divested. Please accept this letter as notice to you that I and/or entities which I control are interested in acquiring up to 50% of the Hollywood stores. I would be willing to limit the stores purchased to those that are most competitive with Blockbuster.

On a confidential basis, I have had favorable discussions regarding potential financing that may be required to consummate such a transaction with both lending institutions and prospective equity partners (although I do not anticipate the need for an equity partner). O'Melveny & Myers, LLP in Los Angeles, CA has been retained as corporate counsel; Freshfields, Bruckhaus, Deringer, LLP in Washington DC has been retained as counsel to advise me regarding FTC issues; and Challenger Capital Group, LTD in Dallas, TX has been retained as financial advisor to assist me in negotiations and structural matters.

Given my familiarity with the Hollywood stores, my transaction team and I are prepared to move very quickly with respect to such a transaction. Please contact me directly or the advisors listed below to pursue these discussions.


Sincerely,



Mark Wattles
303-801-4003

Contacts:

Steve Grossman
O'Melveny & Myers, LLP
310-246-6727

Mark Stephens
Challenger Capital Group, LTD
214-239-8610

Paul Yde
Freshfields, Bruckhaus, Deringer, LLP
202-777-4530